UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tarena International, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

c/o Suite 10017, Building E, Zhongkun Plaza

A18 Bei San Huan West Road
Haidian District, Beijing 100098

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the initial Schedule 13D (the “Original Filing”) filed on July 24, 2015 on behalf of each of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”) and Techedu Limited (“Techedu”, and collectively with Mr. Han, Connion and Learningon, the “Reporting Persons” ), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing. The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,050,297(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,050,297(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,050,297(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.6% of the Class A Ordinary Shares(2) (or 29.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 66.9% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited , and (viii) 56,576 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of August 30, 2017. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 23, 2017 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(3)	Based on 57,487,991 outstanding Ordinary Shares as a single class, being the sum of 50,281,932 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

2

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,651,015(4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,651,015(4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,015(4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% of the Class A Ordinary Shares(5) (or 6.3% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 3.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing (i) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, and (ii) 56,576 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of August 30, 2017. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(5)	Based on 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(6)	Based on 57,487,991 outstanding Ordinary Shares as a single class, being the sum of 50,281,932 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

3

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,253,223(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,253,223(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,253,223(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6% of the Class A Ordinary Shares(8) (or 14.4% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 51.3% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 6,060,000 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(8)	Based on 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(9)	Based on 57,487,991 outstanding Ordinary Shares as a single class, being the sum of 50,281,932 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

4

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,146,059(10) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,146,059(10) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,146,059(10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% of the Class A Ordinary Shares(11) (or 5.5% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 11.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(10)	Representing (i) 2,000,000 Class A Ordinary Shares and (ii) 1,146,059 Class B Ordinary Shares.

(11)	Based on 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(12)	Based on 57,487,991 outstanding Ordinary Shares as a single class, being the sum of 50,281,932 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of June 30, 2017 as reported on the Issuer’s Form 6-K furnished to the SEC on August 23, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

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Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as the follows:

Mr. Han, Connion, Learningon and Techedu are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. The registered office address of each of Connion, Learningon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(a)–(c), (f) Mr. Han is the founder, chairman and chief executive officer of the Company. Mr. Han is a PRC citizen. The business address of each of Mr. Han is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On August 18, 2017, pursuant to the CBPA, Moocon redeemed a portion of the Bond in the principal amount of US$8,326,285 together with the accrued and unpaid interest accrued thereon (the “First Redemption”). On August 29, 2017, Moocon redeemed another portion of the Bond in the principal amount of US$9,038,009 together with the accrued and unpaid interest accrued thereon (the “Second Redemption” and, together with the First Redemption, the “Redemption”).

On August 30, 2017, Moocon entered into an amendment deed to the Bond (the “Amendment Deed”) with KKR Affiliate, Talent Wise Investment Limited, Mr. Han and Techedu Limited, pursuant to which the maturity date of the Bond was extended to October 14, 2017.

The last paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The descriptions of the principal terms of the GS SPA, the IDG SPA, the CBPA and the Amendment Deed under Item 4 and Item 6 are incorporated herein by reference in its entirety.

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Item 4. Purpose of Transaction.

Paragraph 1 of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Ordinary Shares covered by this Schedule 13D for long-term investment purposes and intend to review their investment in the Company on a continuous basis. As Mr. Han is the founder, chairman and chief executive officer of the Company, Mr. Han may have influence over the corporate activities of the Company, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Mr. Han may be granted options and other share-based awards to acquire Ordinary Shares of the Company under the Company’s share incentive plans.

Paragraph 3 of Item 4 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to the CBPA, Mr. Han shall not agree to have the Company to issue any share or any other equity security of any type or class to any person unless the Company has offered KKR and KKR Affiliate the right to purchase the Investor Group Pro Rata Share (as defined below) of such issuance on the same terms and conditions as are offered to the proposed recipient, other than (i) any grant or exercise of share-based awards pursuant to any existing share incentive plan of the Company, (ii) any issuance of Class A Ordinary Shares upon the conversion of Class B Ordinary Shares, (iii) financing activities for the purpose of purchasing equipment for the Company or its subsidiaries, (iv) equity security issued in connection with any share dividend, subdivision, combination or reclassification of capital stock in which all shareholders of the Company are entitled to participate on a pro rata basis and (v) any issuance of equity security in consideration of an acquisition or merger. Investor Group Pro Rata Share means the proportion that the number of shares of the Company held by KKR and KKR Affiliate bears to the aggregate number of all shares of the Company, on a fully-diluted basis. The provision as described in this paragraph will remain in full force and effect only for a period of two years from July 14, 2015, provided that such provision will immediately terminate and be of no further effect in the event that KKR and KKR Affiliate hold less than 3,413,132 Ordinary Shares. The provision has expired on July 13, 2017.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the CBPA as described herein, the Reporting Persons, KKR and KKR Affiliate may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 23,876,560 Ordinary Shares (including an aggregate of 56,576 Class A Ordinary Shares issuable upon the exercise of options held by the Reporting Persons that are exercisable within 60 days after August 30, 2017), which represents approximately 41.5% of the total outstanding Ordinary Shares and approximately 72.5% of the voting power of the total outstanding Ordinary Shares. The aggregate of 23,876,560 Ordinary Shares include 6,826,263 Class A Ordinary Shares acquired by KKR Affiliate from GS and IDG pursuant to the SPAs.

7

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by each other Reporting Person, KKR or KKR Affiliate.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)       On August 9, 2017, Mr. Han exercised his options (granted under share incentive plans of the Company) to purchase an aggregate of 58,424 Class A Ordinary Shares from the Company for a total consideration of US$254,728.64, representing a price of US$4.36 per share.

On August 9, 2017, Mr. Han exercised his options (granted under share incentive plans of the Company) to purchase an aggregate of 270,788 Class A Ordinary Shares from the Company for a total consideration of US$495,542.04, representing a price of US$1.83 per share.

On August 17, 2017, Learningon Limited sold an aggregate 41,108 ADSs, representing 41,108 Class A Ordinary Shares, through a broker in an open market transaction (pursuant to 10b5-1 plan) for a consideration of US$781,249.3184, representing an average selling price of US$19.0048 per share.

On August 18, 2017, Learningon Limited sold an aggregate 190,690 ADSs, representing 190,690 Class A Ordinary Shares, through a broker in an open market transaction (pursuant to 10b5-1 plan) for a consideration of US$3,624,025.312, representing an average selling price of US$19.0048 per share.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The last two paragraphs of the section headed “SCAs” under Item 6 of the Schedule 13D is hereby amended, supplemented and restated as follows:

Amendment Deed

On August 30, 2017, Moocon entered into the Amendment Deed with KKR Affiliate, Talent Wise Investment Limited, Mr. Han and Techedu Limited, pursuant to which the maturity date of the Bond was extended to October 14, 2017.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

References to the GS SPA, the IDG SPA, the Assignment, the CBPA, the Bond, the Moocon SCA, the Techedu SCA, the RRA and the Amendment Deed in this Schedule 13D are qualified in their entirety by reference to the GS SPA, the IDG SPA, the Assignment, the CBPA, the Bond, the Moocon SCA, the Techedu SCA, the RRA and the Amendment Deed, copies of which are filed hereto as Exhibits B to J and incorporated herein by reference in their entirety.

8

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
A	Joint Filing Agreement dated September 8, 2017 by and among the Reporting Persons.
B*	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, GS, and Connion.
C*	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, IDG, and Connion.
D*	Assignment dated July 10, 2015, by and between Connion and Moocon.
E*	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Moocon, Mr. Han, KKR and KKR Affiliate.
F*	Bond dated July 15, 2015 delivered by Moocon to KKR.
G*	Share Charge Agreement dated July 15, 2015 by and between Moocon and KKR.
H*	Share Charge Agreement dated July 15, 2015 by and between Techedu and KKR.
I*	Registration Rights Agreement dated July 17, 2015 by and between the Company and KKR Affiliate.
J	Amendment Deed dated August 30, 2017 by and among Moocon, KKR Affiliate, Talent Wise Investment Limited, Mr. Han and Techedu Limited

___________________________

*Filed previously.

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2017

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

10